Exhibit 18.1

November 7, 2019
Board of Directors
Black Knight, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of Black Knight, Inc. (the “Company”) for the three months ended September 30, 2019, and have read the Company’s statements contained in Notes 1 and 3 to the condensed consolidated financial statements included therein. As stated in Notes 1 and 3, the Company changed its method of accounting for equity method investment earnings in Star Parent, L.P. to eliminate a one-quarter lag and stated that the newly adopted accounting principle is preferable in the circumstances because eliminating the one-quarter lag provides more timely financial information related to the underlying investment. In accordance with your request, we have reviewed and discussed with Company management the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2018, nor have we audited the information set forth in the aforementioned Notes 1 and 3 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,

/s/ KPMG LLP